Alaia Market Linked Trust
c/o Beech Hill Securities, Inc.
880 Third Avenue, 16th Floor
New York, New York 10022

June 20, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Alaia Market Linked Trust, Series 1-3,
Alaia Defined Outcome Solution
Amendment No. 3 to Form S-6
File No. 333-218110; ICA File No. 811-23095

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”) we, Alaia Market Linked Trust (the “Registrant”), and Beech Hill Securities, Inc., the principal underwriter of the Registrant, respectfully request acceleration of Amendment No.3 to the Registrant’s Registration Statement on Form S-6 (the “Amendment”) to 12:00 noon on June 20, 2017, or as soon as possible thereafter.

We are aware of our obligations under the Securities Act, and believe that such acceleration would be consistent with the obligation of the Securities and Exchange Commission to have due regard for the protection of investors and would not be inconsistent with the purposes and policies of the Investment Company Act of 1940.

ALAIA MARKET LINKED TRUST		BEECH HILL SECURITIES, INC.

By: Beech Hill Securities, Inc.

As Depositor

By:	/s/ Vincent Iannuzzi	By:	/s/ Vincent Iannuzzi
Name: Vincent Iannuzzi		Name: Vincent Iannuzzi
Title: Chief Financial Officer and Chief Operating Officer		Title: Chief Financial Officer and Chief Operating Officer